Offering Statement for GT Spirits Inc (“Ghost Tequila”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   GT Spirits Inc

   862 E 2ND ST

Suite 6
Boston, MA 02127-2431

Eligibility

2. **The following are true for GT Spirits Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

David Gordon

David Gordon comes from a family of entrepreneurs. Most notably, he owns and operates Gordon's Fine Wines and Liquors, a successful, 84-year-old, retail chain in the Boston area. David has lead the company to double revenue in the last 9 years as the company develops into complementary businesses. David and his family are also investors and advisors to several companies including Drizly and Kuvee. David has very deep roots both nationally and internationally in the alcohol beverage space. Working History - President of GT Spirits since December 2015.

David Moran

During a career that spans over 40 years in both commercial and federal government environments, David Moran has developed a respected reputation as an accountant, financial executive, and management consultant. His experience has focused on providing value-added services that help clients and his previous employers solve difficult problems, improve performance and achieve desired results. David Moran has provided financial management consulting services to clients in a variety of industries, including federal government contracting, advertising and entertainment – among others. Under a consulting agreement beginning in January 2009, Moran provided CFO consulting services to Cape Fox Corporation (CFC), a multi-subsidiary Alaska Native Corporation with extensive 8(a) government contract operations and annual revenue in excess of $200 million. Prior to launching his consulting career, David Moran held a variety of senior financial management positions. His early experience included nearly 15 years as a financial executive for high-technology manufacturing firms in California's Silicon Valley. Working History - CFO GT Spirits since June 2016; President of Moran Management Consulting Group since 1996.

Nick Hasselberg

Nick Hasselberg is a brand, marketing and data analytics specialist with extensive experience in the alcohol vertical and a passion for consumer strategy. He is currently the VP of Marketing at Ghost. Nick started his career as a Mergers and Acquisitions analyst for UBS Investment Bank. Following a pivot to marketing, he led the development of AB-InBev's global consumer segmentation and millennial recruitment strategy, having worked closely with the organization's CMO and Global Head of Insights. Nick earned dual bachelors in Psychology and Economics at Harvard and achieved All-Ivy Honors as a linebacker for The Crimson. Working History - VP Marketing at GT Spirits since July 2016; Strategy Consultant at Harman International Industries from 2016 to 2018.

Tim Hassett

Tim Hassett is a strategic board advisor to Ghost and is the newly-appointed Chief Executive Officer of TDBBS, a rapidly-growing natural dog treat and chews business. As a Senior General Management, Marketing and Sales Executive, Hassett has leveraged his strategic planning acumen, leadership skills, operations expertise and passion for winning to produce a long history of outstanding results. In July 2014, Hassett joined Beam Suntory as President Americas, where he was responsible for the entire Americas Region - representing over 40% of company revenue and 50% of profits. Hassett oversaw a $2B portfolio including iconic brands such as Jim Beam, Makers Mark, Sauza, Pinnacle, Effen, and Cruzan. Hassett's scope included full P&L responsibility and leadership of sales, marketing, innovation and distributor operations. Among other noteworthy achievements, in his first FY Hassett led the best combined financial and marketplace/share company performance in nearly five years, exceeding budget by $15M in revenue and $20M profit. Prior to his tenure at Beam Suntory, Hassett was the Chief Sales Officer of the Campbell Soup Company. Hassett was responsible for global functional strategy and operational accountability for the North American Sales team – a $5.5B business. As a member of the North American Leadership Team, Hassett led business turnaround that delivered Net Sales and EBIT growth in the first full fiscal year, after a former 4-year CAGR of -2% on both Net Sales and EBIT. Hassett also served in several prominent leadership roles within Kellogg's and Procter & Gamble. Working History - Strategy Advisor at GT Spirits from January 2018; CEO at TDBBS, LLC since January 2018; President Americas at Beam/Suntory from 2015 to 2018.

Jon Potter

Jon Potter is a strategic marketing board advisor to Ghost. Jon has built a successful marketing career across the globe over the last 30 years. He has launched, grown and turned around brands in the UK, Europe, Asia, Africa and, for the last 11 years of his career, North America. Jon has held CMO roles at Diageo, Moet Hennessy and, more recently, The Boston Beer Company where he turned around the declining business increasing it's market capitalization from $2.2bn to $3.9bn in 2 years and returning the company to double digit growth after 3 years of decline. Jon has held Board level roles in Asia, Africa and Europe and operated in General Manager roles in Africa and North America. A successful sportsman, Jon represented Great Britain and England at field hockey between 1983 and 1994, wining 234 caps. He competed in 3 Olympic Games, winning gold in Seoul in 1988 and bronze in Los Angeles in 1984. A keen traveler, Jon has visited c. 90 countries and 36 States in the USA through work, sport, family vacations and a fascination with culture. Working History - Marketing

Strategy Advisor at GT Spirits since November 2018; CMO at Boston Beer from 2016 to 2018.

Christopher Moran

Christopher Moran is a talented mixologist with more than10 years of bartending experience in Alaska, Boston, and the Virgin Islands. Christopher is not the typical service industry veteran, he holds a bachelors degree from the University of Massachusetts in finance and economics. Before dreaming up the recipe for Ghost, Christopher Moran worked as a financial consultant. An entrepreneur himself, he also co-founded his own tech startup. Working History - CEO of GT Spirits since December 2015.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Christopher D. Moran

Securities:	8,000,000
Class:	Common Stock
Voting Power:	24.6%

David M. Gordon

Securities:	8,000,000
Class:	Common Stock
Voting Power:	24.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   GT Spirits produces Ghost Tequila in Mexico and sells it to wholesalers in the US and internationally.

   Ghost Tequila currently has 7 employees.

Risk Factors

7. **Material factors that make an investment in GT Spirits Inc speculative or risky:**

    1. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    2. New competitors could enter the market and could, therefore, prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.
    3. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer products and services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
    4. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
    5. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects, and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.
    6. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.
    7. The Company has the right to extend the offering deadline. The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

8. The offering price was not established in a competitive market, but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

9. The company's bylaws can be amended by the shareholders of the company, and directors can be added or removed by shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. The ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, could significantly dilute your ownership.

10. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

11. As a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

12. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

13. There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the common stock of the Company can be resold at all, or near the offering price.

14. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering. The exemptions relied upon for this offering are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with this offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

15. Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. We were incorporated in 2015, with much of our growth occurring recently. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to commercialize our products in select markets, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our products, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for our products, our operating and financial results could differ materially from our expectations and our business could suffer.

The Offering

GT Spirits Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We expect the funds to be used to build the Ghost Brand. We keep G&A to a minimum and use the funds for sales people, marketing and market support.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Compensation for managers	$1,500	$150,000
Sales Payroll	$3,000	$300,000
Marketing/Market Support	$5,010	$501,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and GT Spirits Inc must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series A Preferred	12,750,000	10,617,915	Yes	Series A Preferred Shares have (i) a dividend preference over any other shares of capital stock; (ii) a liquidation preference such that the holders of Series A shares shall be entitled to be paid out of the assets of the Company available for distribution before any payment is made to the holders of common stock; (iii) voting rights equal to the number of whole shares of common stock into which shares of Series A are convertible into, as of the record date for any stockholder vote; (iv) the right to convert into shares of common stock at the option of the holder into such number of fully paid and non-assessable shares of common stock at a one-to-one conversion rate.
Common Stock	46,000,000	21,966,229	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Unissued stock options	No terms have been designated for stock options, 3,400,000 shares of common stock have been reserved for future issuance for stock option grants.	3,400,000
Convertible Series A Preferred Stock	See above.	10,617,915

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has convertible preferred stock with voting rights and has 3,400,000 stock options reserved for future issuance. The conversion of the preferred shares or the exercise of stock options will dilute the common shareholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

   Series A Preferred Shares have (i) a dividend preference over any other shares of capital stock; (ii) a liquidation preference such that the holders of Series A shares shall be entitled to be paid out of the assets of the Company available for distribution before any payment is made to the holders of common stock; (iii) voting rights equal to the number of whole shares of common stock into which shares of Series A are convertible into, as of the record date for any stockholder vote; (iv) the right to convert into shares of common stock at the option of the holder into such number of fully paid and non-assessable shares of common stock on a one-for-one conversion rate.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

   As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

   At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional shares of our common stock will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuance of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our shares of common stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has GT Spirits Inc conducted within the past three years?**

Date of Offering:	12/2017
Exemption:	Reg. D, Rule 504(b)(1) (not (i), (ii) or (iii))
Securities Offered:	Preferred Stock
Amount Sold:	$3,191,044
Use of Proceeds:	

    > Inventory, Sales & Marketing payroll, marketing, sales
    > support, G&A

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company has cash balances of $(TO BE FILLED OUT LAST) at the time of this offering statement. Our monthly cash burn is approximately $90,000 and our revenues are approximately $120,000 per month. Revenues are increasing quickly with growth year over year. Revenue for 2018 was $850K vs $340K in 2017. Expenses have also increased due to launching new markets but we've managed to keep the burn to under $100K/month. Revenues are increasing faster than expenses and we anticipate being cash flow positive in Q4 2020. The company liquidity measured in terms of its: Current ratio: (current assets/current liabilities) was 1.81 and 2.86 in years ending 12/31/16 and 12/31/17 respectively. Net working capital: (current assets – current liabilities) was $78,640 and $524,259 in years ending 12/31/16 and 12/31/17 Capital Resources: In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes accrued interest at the rate of 6% per annum and were payable at a future date to be determined by management. During 2016, the Company capitalized approximately $9,717 in interest related to the Notes. In December of 2017, all the Notes converted to preferred and common stock at the then current market price. The cumulative total of all converted and resultant equity financing was $446,943 at 12/31/16 and $1,788,718 at 12/31/17. GT Spirits began operations in December of 2015 but did not begin shipping product until the third quarter of 2016. Sales volume of 9L cases of Ghost Tequila grew by approximately 400% from 384 cases in 2016 to

1,955 cases in 2017. For the same periods, annual revenue grew by nearly 442% from $63,643 to $345,182. For 2016 and 2017 the company incurred net losses of $357,718 and $1,290,313 respectively. However, it is not uncommon for a startup enterprise in the distilled spirits industry to incur losses in the early years as it spends heavily on promotional activities to develop and grow brand awareness/acceptance. During the same two years, the ending cash balance grew from $45,901 to $555,311. The company projects annual 9L case sales of roughly 5,000 in 2018 and is forecasting growth to approximately 12,000, 34,000, 75,000, and 116,000 cases in years 2019, 2020, 2021 and 2022 respectively. Through 2020, expenses will exceed revenues as we build the brand and sales volume. Beginning in 2021, the company projects positive EBITDA of approximately $2.9 million and $6.6 million in 2021 and 2022 respectively. Cash flow from operations is expected to turn positive in Q4 2020, resulting in a positive cash flow of approximately $2.0 and $5.8 million in 2021 and 2020 respectively. The company anticipates raising $4M cash in 2019. With this current offering and an additional $3M raise which we are running privately, we anticipate the bulk of capital to be spent on sales and marketing through sales staff payroll, advertising, market support, wholesaler incentive programs, account support, and programming costs. G&A is kept to a minimum at about 15% of expenses. Spirits companies are often valued by price per case volume. At a multiple of $1500/case which is lower than most tequila deals in the market, we are at $7.5M. In trying to make it more attractive to our investors, we have set the valuation at $6M (pre-money).

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

CPA Review Report:	reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or**

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?

   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

GT Spirits Inc answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video transcript: [START] Hey I'm Chris, I'm David, and I'm Alice. We're the founders of ghost tequila. Cheers! We started ghost tequila a couple years back. I was working behind a bar it was the first tequila focused bar in Boston and nobody really wanted to drink tequila they're coming in for vodka sodas and Bud Light so I started playing around with spice and all of a sudden this drink started catching on like wildfire. Other bars were asking me to make it for him and that's how I met this guy came in asking for it. Absolutely. I was sick and tired of making my own infusion and I couldn't muddle another pepper so I said, "Chris, if you can make me a tequila that spicy that's good and consistent, sign me up. I used to go into this bar and every time I went in I loved this cocktail that Chris made. As someone coming from the industry, I said, "Chris man this is a company we got to start a company company!" So after six months of us going back and forth and figuring it out we decided to start Ghost Tequila five years ago. That's right. So you combined this great product with this amazing amazing team of people, and you have what we call the perfect storm. You have a brand that's really set to catch fire across the United States. We want to make sure that bartenders are getting involved with us early on. We go out and we focus on building these relationships with partners because they're the gatekeepers: if they're drinking something the rest of us are going to drink something. We also throw epic epic events. Our events are badass. And we do them so we can we can really get to the consumers, we can really put product in people's mouths and explain exactly what Ghost is and let him try it for themselves. What we are really good at is creating the 'wow' factor at these events, where people leave and say, "Wow, these guys were awesome, the cocktails were killer, the DJ was great, the vibe was great, hangover tomorrow's not going to be so good but it was well worth it that night. I feel like that we do a great job at throwing these events where people you know look for us in the liquor store say, "Hey I see Ghost tequila let me pick up a bottle and see where this Friday night takes me!" And we kind of have that effect on people. So the first two years with this brand has been amazing. Last October was two years in the market and the feedbacks been amazing we've had a great time we are doing fantastic in our core markets. So check this out in the last year we did five thousand nine liter cases In really just two-and-a-half markets so that puts us in the top 50 tequila brands in the United States this past year. It's no small feat when we've done that because of our uniqueness the product versatility and our amazing team of people. Absolutely. A world-class team of people that really think the future is tequila. So we're doing a crowdfunding. We want to make sure that we have we're accessible to the people that are really helping us grow the brand.- people in restaurants, the bartenders, the wait staff, and managers, people we meet in the market, and the crowdfund allows you guys to get involved where you can grow the business with us and share in that success. So if you want to get involved in Ghost tequila, we welcome you into the Ghost tequila family. [END]

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: http://ghosttequila.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.